February 5, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re: Ring Energy, Inc.

Registration Statement on Form S-1

File No. 333-191483

Dear Ms. Parker,

Ring Energy, Inc. (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that the Registration Statement will become effective at 3:00 p.m., Eastern Standard Time, on February 6, 2014, or as soon as practicable thereafter. We are aware of our filing obligations under the Securities Act and intend to fully comply therewith.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Mark L. Jones of Burleson LLP at (713) 358-1791.

Sincerely,

By:	/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer

cc:	Securities and Exchange Commission
Attn: Karina Dorin
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Kelly Hoffman, Ring Energy, Inc.
Lloyd T. Rochford, Ring Energy, Inc.
Mark L. Jones, Burleson LLP